08030651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sausley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Enterprise
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra K Sausley 281-814-2525
(Area Code – Telephone Number)

PROCESSED
APR 03 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSR, LLP (Thomas G. Richards, CPA)
(Name – *if individual, state last, first, middle name*)

715 Clear Lake Road (Address) Clear Lake Shores (City) Texas (State) 77565 (Zip Code)

SEC Mail Processing Section
2008
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sandra K. Sausley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sausley Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WINNIE A. WHITTEN
Notary Public, State of Texas
My Commission Expires
MARCH 06, 2010

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAUSLEY SECURITIES, INC.
Computation of Net Capital Under Rule 15C3-1
Of the Securities and Exchange Commission
Reconciliation to Focus Report
As of December 31, 2007

	Per Focus Report	Per Audit		Change
Total stockholder's equity qualified for net capital	89,765	83,757	1	(6,008)
Net capital before haircuts on securities positions	89,765	83,757		(6,008)
Haircuts on securities positions:				
Other Securities	11,938	12,680	2	742
Net Capital	77,827	71,077		(6,750)
Net Capital required by Rule 15C3-1(a)(2)	5,000	5,000		0
Excess Net Capital	72,827	66,077		(6,750)

Explanations 1.

1. Reclassified Officers Receivable To Dividends	(4,000)
2. Accrued Federal Income Taxes	(5,421)
3. Capital Gains & Dividends	2,894
4. Increase in Accounting Fees	(250)
5. Unrealized Gain on Securities Change	769
Total Net Change	**(6,008)**

Explanation 2.

Increase in Securities(84,534 -79,587=4,947 x 15%)	**742**

FINRA

Financial Industry Regulatory Authority

Sent Via First Class U.S. Mail & Certified Mail
Return Receipt Requested

March 12, 2008

Sausley Securities, Inc.
P. O. Box 57093
Webster, Texas 77598
Attn.: Ms. Sandra Sausley, President

Ladies and Gentlemen:

This acknowledges receipt of your December 31, 2007, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA (SEC Rule 17a-5(d)(4)*).

Based on the above, your filing does not comply with the requirements of the Rule which is reproduced in the FINRA manual under the section titled SEC Rules & Regulation T. We urge you to review the rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to appropriate SEC Regional or District Office, and two copies to the SEC Washington D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **March 26, 2008**. Questions may be addressed to Ms. Shelly Davis at (972) 701-8554.

Sincerely,

Robert L. Cantwell
Examination Manager

/jw

Enclosure: Form X-17A-5 Part III Facing Page

END